(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	December 18, 2006

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Trend Fund (the trust):
Fidelity Trend Fund (the fund)
File Nos. 002-15063 and 811-00790
Post-Effective Amendment No. 119

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 118 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001, and July 1, 2006, is maintained at the offices of the trust.

This filing contains the Prospectus and Statement of Additional Information for Fidelity Trend Fund. The documents have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 117. The fund may be marketed through banks, savings and loan associations, or credit unions.

This filing serves to update certain disclosure, incorporate supplements to the Prospectus and Statement of Additional Information, incorporate changes for proposals being presented to shareholders at a trust-wide meeting on January 17, 2007, and implement certain editorial changes.

Pursuant to Rule 485(a), the trust elects an effective date of March 1, 2007. We request your comments by January 15, 2007.

Please contact Lillie Lucas at (617) 563-4234 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Patricia Nadeau
Patricia Nadeau
Legal Product Group